Exhibit 12

CON-WAY INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Year Ended December 31,

(Dollars in thousands)

	2007		2006		2005		2004		2003
Earnings:
Income from continuing operations before income tax provision	242,646		392,309		352,356		248,775		205,982
Add (deduct):
Loss (Income) from equity investment (1)	2,699		(52,599)		(16,061)		(18,253)		(20,718)
Interest expense, net of capitalized interest (2)	42,805		34,791		38,465		43,647		30,715
Interest component of rental expense (3)	8,711		7,384		7,733		6,590		8,976

Earnings as adjusted	296,861		381,885		382,493		280,759		224,955

Fixed Charges:
Interest expense, net of capitalized interest (2)	$42,805		$34,791		$38,465		$43,647		$30,715
Capitalized interest	514		917		136		173		241
Dividend requirement on Series B Preferred Stock (4)	7,651		8,173		9,114		9,797		10,072
Interest component of rental expense (3)	8,711		7,384		7,733		6,590		8,976

Fixed Charges	$59,681		$51,265		$55,448		$60,207		$50,004

Ratio of Earnings to Fixed Charges	5.0	x	7.4	x	6.9	x	4.7	x	4.5	x

(1)	The year ended December 31, 2006, includes a gain of $41.0 million for the sale of Menlo Worldwide’s
membership	interest in its equity investment. In 2007, operating income included a $2.7 million
first-quarter	loss for the write-off of a receivable related to such sale.

(2)	Includes amortization of debt issuance cots classified in miscellaneous, net for periods prior to 2007.

(3)	Estimate of the interest portion of lease payments.

(4)	Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by Con-way’s Retirement Savings Plan.